MARKET CENTRAL, INC.
                                6701 CARMEL ROAD
                                    SUITE 205
                               CHARLOTTE, NC 28226

                                                               September 8, 2005

VIA FAX AND EDGAR

Ms. Christine Davis
Division of Corporate Finance
U.S. Securities & Exchange Commission
Washington, D.C. 20549

Re:   Market Central, Inc.
      File No. 000-22969
      Form 10-KSB for Year Ended August 31, 2004
      ------------------------------------------
      Forms 10-QSB for quarter ended May 31, 2005
      -------------------------------------------

Dear Ms. Davis:

      The purpose of this letter to is supplement our response to our letter dated August 24, 2005 with regard to the above referenced filings in accordance with our telephone conference call of September 1, 2005. Our responses reference your comment numbers as follows:

Comment 3

The Registrant agrees to make the following changes to its presentation of cash flows in its future filings:

      o reclassify the change in restricted cash balances to cash flows used in operations

      o remove both disclosures of the $875,000 of Series B preferred accrued stock dividend as amounts reconciling net income to cash used in operations.

Comment 4

In connection with its acquisition of Pliant, the Company concluded the acquisition qualified as a business as defined under EITF 98-3, as a result of the following facts and circumstances:

      o The Company acquired long-lived assets in the form of computers, peripherals, and office furniture

      o The Company acquired intellectual property in the form of patents and copy-righted software (all related to current projects)

      o     The Company retained Pliant employees and contractors

      o The Company assumed all processes in connection with management of the business (accounting, personnel, marketing, etc.)

      o     The Company retained the Pliant customer base

Based upon the above facts and circumstances, the Registrant believes the acquisition of Plaint includes all the material elements necessary for Plaint to conduct normal operations subsequent to its acquisition by the Registrant, and therefore qualifies as a business.

Comment 7

The Company acknowledges that as a result of the default, the Factor had a secured interest in the amounts in excess of the accounts receivable sold , and the right to collect and withhold the $120,898 described as "Due from Factor".

Subsequent to the date of the financial statements, the Company received the amount in full and terminated its relationship with the Factor.

Comment 9

The Company acknowledges the certifications under 302 were not technically in compliance with Item 601 (b) (31) of Regulation SB and should have stated:

4. The small business issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) [language intentionally omitted pursuant to SEC exemptive order in SEC Release No. 34-50754] for the small business issuer and have:

      (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

      (b) [Omitted pursuant to SEC Release no. 33-8238];

      (c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

      (d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting.

The Registrant shall correct the disclosure in its future filings

Comment 10

We have recalculated the allocation of the fair value of the warrants and the beneficial conversion feature in accordance with EITF 00-27, Issue 1 and has enclosed the Company's working paper summarizing the recalculation. Based upon the revised computation, the Registrant's interest costs for the three months ended May 31, 2005 was understated by $2,641, an amount considered to be immaterial. The Registrant shall correct the computation in its future filings

The Company acknowledges that:

      The Company is responsible for the adequacy and accuracy of the disclosure in the filing:

      Staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and

      The Company may not assert staff comments as a defense in any proceedings initiated by the commission or any person under the federal securities laws of the United States.

      We thank you in advance for your assistance in this matter. Since we are in the process of preparing our Proxy Statement, we respectfully request an expedited review of our responses. If you have any questions or additional comments, please do not hesitate to contact me at (704) 837-0502.

                                                Yours truly,

                                                MARKET CENTRAL, INC.


                                                By: /s/ Clifford A. Clark
                                                    ----------------------------
                                                    Clifford A. Clark
                                                    Chief Financial Officer

Scientigo - 6.4% Senior Convertible Notes

                                                                                 Average
                                                                                  Stock
               Warrants                                 Expiration                Price     Exercise
  From       (Issued to)     # Issued      Issue Date      Date      # in Days    (FMV)       Price    Volatility
  ----       -----------     --------      ----------      ----      ---------    -----       -----    ----------
inception    Noteholders     2,080,313      05/15/05     06/30/10      1,872      $ 1.54     $ 1.00       102%
---------    -----------     ---------      --------     --------      -----      ------     ------       ----
                             2,080,313

Interest              Additional
  Rate       Call        Cost
  ----       ----        ----
  2.03%     1.2522     $ 2,604,967
  -----     ------     -----------
                       $ 2,604,967

                                 Convertible                        FV of
                  Note              into #          FV of           Common
  Date           Amount           of Shares         Stock           stock
  ----           ------           ---------         -----           -----
05/15/05       4,160,625          3,122,420          1.65          5,151,993
--------       ---------          ---------          ----          ---------
               4,160,625          3,122,420                      $ 5,151,993

                                                                                              Ratio of
EITF 00-27 Issue 1:                                                                    relative values
-------------------                                                                    ---------------
Fair value of convertible debt on commitment date:                        $  4,160,625            0.61
Fair value of warrants on commitment date:                                $  2,604,967            0.39

Allocation of proceeds:
-----------------------
detached warrants:                                                        $  1,601,972
convertible debt:                                                         $  2,558,653
                                                                          ------------
                                                                          $  4,160,625

Debt Discounts - detached warrants:
            Dr. Debt Discount - warrant                                   $  1,601,972
            Cr. APIC                                                                      $  1,601,972

Effective conversion price:
---------------------------
Allocated Proceeds                                                        $  2,558,653
Number of shares to be received upon conversion:                             3,122,420
Effective conversion price:                                               $       0.82

Intrinsic value of conversion option (beneficial conversion feature)      $  2,249,875

Debt Discounts - BCF:
            Dr. Debt Discount - BCF                                       $  2,249,875
            Cr. APIC                                                                      $  2,249,875

TOTAL debt discount                                                       $  3,851,847

EITF 00-27 Issue 15:
--------------------
fair value of common stock on commitment date:                            $  5,151,993
proceeds allocated to common stock conversion option:                        2,763,391 ***
                                                                          ------------
beneficial conversion feature:                                               2,388,603
upon conversion, the warrants would be recognized at:                        1,397,234

To record Debt Discount:
Debt Discounts were calculated per EITF 00-27 Item 15:                        Issue 15                         Issue 1
                                                                              --------                         -------
            Dr. Debt Discount - beneficial conversion feature      $  2,388,603                     $  2,249,875
            Dr. Debt Discount - warrant                            $  1,397,234                     $  1,601,972
            Cr. APIC                                                                $  2,388,603                     $  2,249,875
            Cr. APIC                                                                $  1,397,234                     $  1,601,972
                                                                                    ------------                     ------------
            TOTAL debt discount                                                     $  3,785,837                     $  3,851,847
                                                                                    ------------                     ------------

Amortize interest expense (over 25 months):
            Dr. Interest Expense                                   $    151,433                     $    154,074
            Cr. Debt Discount - beneficial conversion feature                       $     95,544                     $     89,995
            Cr. Debt Discount - warrant                                             $     55,889                     $     64,079

***
(total proceeds received x fair value of the common stock at the commitment date / total fair value of all instruments received by the holder upon conversion at the commitment date).